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                         May 22, 2023

       Thomas Adams
       Interim Chief Financial Officer
       Koru Medical Systems, Inc.
       100 Corporate Drive
       Mahwah, New Jersey 07430

                                                        Re: Koru Medical
Systems, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 18, 2023
                                                            File No. 333-272026

       Dear Thomas Adams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Heather R. Badami, Esq.